UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Veru Inc.

(Name of Issuer)

Common stock, par value $0.01 per share (“Common Stock”)

(Title of Class of Securities)

92536C103

(CUSIP Number)

April 12, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Phillip Frost, M.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,000,253 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,000,253 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,253 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 5,000,253 shares of Common Stock of the Issuer held by Frost Gamma Investments Trust (“FGIT”), of which Dr. Phillip Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Phillip Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Phillip Frost is also the sole shareholder of Frost-Nevada Corporation.
(2)	The calculation of all percentages set forth herein is based on 82,685,132 shares of Common Stock outstanding as of April 10, 2023, as reported on the Issuer’s registration statement, dated April 11, 2023 and filed with the Securities and Exchange Commission on Form S-3/A on April 11, 2023.

1.	Names of Reporting Persons Frost Gamma Investments Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,000,253(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,000,253(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,253(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 6.1%
12.	Type of Reporting Person (See Instructions) OO

(1)	Includes 5,000,253 shares of Common Stock of the Issuer held by FGIT, of which Dr. Phillip Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Phillip Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Phillip Frost is also the sole shareholder of Frost-Nevada Corporation.

Item 1(a).	Name of Issuer
Veru Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices
2916 N. Miami Avenue, Suite 1000, Miami, Florida 33127

Item 2(a).	Names of Persons Filing
Phillip Frost, M.D.
Frost Gamma Investments Trust

Item 2(b).	Address of the Principal Business Office, or if none, Residence:
Dr. Phillip Frost - 4400 Biscayne Blvd. Miami, FL 33137
Frost Gamma Investments Trust - 4400 Biscayne Blvd. Miami, FL 33137

Item 2(c).	Citizenship
Phillip Frost, M.D. - United States
Frost Gamma Investments Trust is organized under the laws of State of Florida

Item 2(d).	Title of Class of Securities
Common stock, par value $0.01 per share

Item 2(e).	CUSIP Number
92536C103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

☒	Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Phillip Frost, M.D. – 5,000,253

Frost Gamma Investments Trust – 5,000,253

(b)	Percent of Class:

Phillip Frost, M.D. – 6.1%

Frost Gamma Investments Trust – 6.1%

The calculation of all percentages set forth herein is based on 82,685,132 shares of Common Stock outstanding as of April 10, 2023, as reported on the Issuer’s registration statement, dated April 11, 2023 and filed with the Securities and Exchange Commission on Form S-3/A on April 11, 2023.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:
Phillip Frost, M.D. – 0
Frost Gamma Investments Trust - 0

(ii)	shared power to vote or to direct the vote:
Phillip Frost, M.D. – 5,000,253(1)
Frost Gamma Investments Trust – 5,000,253

(iii)	sole power to dispose or to direct the disposition of:
Phillip Frost, M.D. – 0
Frost Gamma Investments Trust - 0

(iv)	shared power to dispose or to direct the disposition of:
Phillip Frost, M.D. – 5,000,253(1)
Frost Gamma Investments Trust – 5,000,253

(1)	Includes 5,000,253 shares of Common Stock held as of the date hereof by Frost Gamma Investments Trust (“FGIT”), of which Dr. Phillip Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Phillip Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Phillip Frost is also the sole shareholder of Frost-Nevada Corporation. The reporting person disclaims beneficial ownership of these securities, except to the extent of any pecuniary interest therein and this report shall not be deemed an admission that the reporting person is the beneficial owner of these securities for purposes of Section 16 or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2023	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Phillip Frost, M.D., Individually

FROST GAMMA INVESTMENTS TRUST

Dated: April 19, 2023	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.